November 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Jennifer Angelini
Mr. Sergio Chinos

	Re:	Monster Beverage Corporation
Form 10-K for the Year Ended December 31, 2020
Response dated October 5, 2021
File No. 001-18761

 Dear Ms. Angelini and Mr. Chinos:

This letter is being furnished on behalf of Monster Beverage Corporation (the “Company”) in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 20, 2021, regarding our response dated October 5, 2021, in connection with the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 that was filed with the Commission on March 1, 2021 (the “2020 Form 10-K”) (File No. 001-18761).

The text of the Staff’s comment has been numbered and included in bold and italics for your convenience, and we have set forth the Company’s response immediately below such numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2020

General

1.	We note from your response to prior comment 2 that you have had no material capital expenditures for climate-related projects for the periods covered in the 2020 Form 10-K and that future capital expenditures for climate-related projects are not expected to be material. Please tell us about your capital expenditures for climate-related projects and provide us with additional detail supporting your statements regarding materiality, including quantitative information.

Response:

In response to the Staff’s comment, the Company advises the Staff that the 2020 Form 10-K disclosed that the Company does not operate its own manufacturing facilities for finished goods, but instead outsources the manufacturing process to third-party bottlers and contract packers situated throughout the United States and abroad.

Capital expenditures for climate-related projects for all of the periods covered in the 2020 Form 10-K in aggregate were approximately $5.5 million, representing approximately 0.12% of 2020 net sales, 0.39 % of 2020 net income and 0.09% of total assets at December 31, 2020. Such climate-related projects included improvements related to LEED Gold certification for our corporate headquarters in Corona, California; incremental costs of purchasing ENERGY STAR certified coolers; and installing electric vehicle charging stations at our office in Uxbridge, United Kingdom.

Capital expenditures for currently planned climate-related projects are estimated to be similar to our prior climate-related capital expenditures on a percentage basis. We currently estimate climate-related capital expenditures in aggregate through 2023 of approximately $9.3 million, which would represent approximately 0.20% of 2020 net sales, 0.66% of 2020 net income and 0.15% of total assets at December 31, 2020. Such climate-related projects include solar panels on the roof of our corporate headquarters in Corona, California and our warehouse in Rialto, California; additional electric vehicle charging stations at various locations; refillable water stations throughout the corporate headquarters; and LEED certification related features at our new facility in San Fernando, California.

Based on the above information, the Company advised the Staff that the Company has had no material capital expenditures for climate-related projects for the periods covered in the 2020 Form 10-K and that future capital expenditures for climate-related projects are not expected to be material. However, future business opportunities or circumstances may cause a change in the Company’s estimate of capital expenditures for climate-related projects.

As stated in the Company’s previous response letter dated October 5, 2021, the Company acknowledges the Staff’s comment and in future filings, if applicable and material, will quantify capital expenditures for climate-related projects.

We appreciate the Staff’s time and attention and we hope that the foregoing has been responsive to the Staff’s comment. If you have any further questions or need any additional information, please feel free to contact the undersigned at (951) 739-6200 at your convenience.

Sincerely,

/s/ Hilton H. Schlosberg
Hilton H. Schlosberg
Vice Chairman of the Board of Directors and
Co-Chief Executive Officer

cc: Farzad F. Damania
Katten Muchin Rosenman LLP